Exhibit 99.1

YY Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

Guangzhou, China, July 9, 2015 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced that that its Board of Directors (the “Board”) has received a non-binding proposal letter, dated July 9, 2015, from Mr. Jun Lei, Chairman of the Board, and Mr. David Xueling Li, director and Chief Executive Officer of YY (together, the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of YY not already beneficially owned by the Buyer Group for $68.50 in cash per American depositary share (“ADS”), each representing 20 ordinary shares.  The proposed purchase price represents a premium of approximately 17.4% to the closing trading price of the Company’s ADS on July 8th, 2015, the last trading day prior to the date hereof.

The Buyer Group currently beneficially owns approximately 35.7% of all the issued and outstanding shares of the Company, which represent approximately 75.1% of the aggregate voting power of the Company.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board intends to form a special committee comprised of independent and disinterested directors and will authorize the special committee to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Lili Huang

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 915-1611

Email:IR@YY.com

Annex A

Non-binding Proposal Letter from the Buyer Group

July 9th, 2015

The Board of Directors

YY Inc.

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District

Guangzhou 510655

The People’s Republic of China

Dear Sirs:

Mr. Jun Lei, Chairman of the Board of Directors of YY Inc. (the “Company”), and Mr. David Xueling Li, Chief Executive Officer and director of the Company (together, the “Buyer Group”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of the Company not beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”).  Our proposed purchase price for each American depositary share of the Company (“ADS”, each representing 20 Shares) is $68.50 in cash. The Buyer Group beneficially owns approximately 35.7% of all the issued and outstanding Shares of the Company, which represent approximately 75.1% of the aggregate voting power of the Company.

We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 17.4% to the closing trading price of the Company’s ADS on July 8th, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.             Buyer Group.  Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition. The contemplated consortium agreement will obligate the Buyer Group members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.             Purchase Price.  The consideration payable for each ADS will be $68.50 in cash, or $3.425 in cash per Share (in each case other than those ADSs or ordinary shares beneficially owned by the Buyer Group that will be rolled over in connection with the Acquisition).

3.             Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing will be provided from the Buyer Group members and any additional members we accept into the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.             Due Diligence.  We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.             Definitive Agreements.  We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements’’) providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.             Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it.  Given the involvement of Mr. Lei and Mr. Li in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition.

In considering our offer, you should be aware that the Buyer Group is interested only in acquiring the outstanding Shares that the Buyer Group does not already beneficially own, and that the Buyer Group does not intend to sell their stake in the Company to any third party.

7.             Confidentiality.  The Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal.  However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.             No Binding Commitment.  This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

/s/ Mr. Jun Lei

/s/ Mr. David Xueling Li